Global Markets & Investment Banking

One Bryant Park – 8th Floor

New York, New York 10036

646-855-6780

May 12, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	John Reynolds

Re:	Express Parent LLC
Registration Statement on Form S-1
File No. 333-164906

Ladies and Gentlemen:

In connection with the proposed public offering of Express, Inc.’s common stock, we wish to advise you that we, as a representative of the underwriters, hereby join with Express Parent LLC’s request for acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-164906), as amended, to 2:00 p.m. Eastern Time, on Wednesday, May 12, 2010 or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933, as amended:

(i)	Date of preliminary prospectus distributed: April 30, 2010;
(ii)	Date of distribution of preliminary prospectus: April 30, 2010 – May 12, 2010;
(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 7;
(iv)	Number of preliminary prospectuses so distributed: 10,157; and
(v)	We have been informed by the participating underwriters that they have complied and will comply with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934.

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Sincerely,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

as a Representative of the Underwriters

By:	/S/ MICHELE A.H. ALLONG
Name:	Michele A.H. Allong
Title:	Authorized Signatory